CODE OF ETHICS

Confidential - Do Not Distribute

January 2023

Preamble

This Code of Ethics (“Code”) of Cambiar Investors, LLC (“Cambiar” or the “Firm”) is being adopted in compliance with the requirements of Sections 204A and 206 of the Investment Advisers Act of 1940 (the “Advisers Act”), Rule 17j-1 under the Investment Company Act of 1940 (the “1940 Act”), and the rules promulgated thereunder. Rule 204-2 under the Advisers Act imposes recordkeeping requirements with respect to personal securities transactions of Access Persons (bolded terms are defined below). For purposes of this Code, all Cambiar partners, officers, principals and employees are deemed to be Access Persons.

In general, under Section 206 of the Advisers Act and Rule 17j-1 under the 1940 Act, it is unlawful for any investment adviser, including an adviser to a mutual fund or exchange-traded fund (“Investment Company”), or any affiliated person of such investment adviser, in connection with the purchase or sale, directly or indirectly, by such person of a security held or to be acquired by any client portfolio or Investment Company:

1.	To employ any device, scheme or artifice to defraud any client or prospective client, which may include any Investment Company, or to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client;

2.	With respect to any Investment Company, to make any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made to the Investment Company, in light of the circumstances under which they are made, not misleading;

3.	To engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative, or which operates or would operate as a fraud or deceit upon any client or prospective client; or

4.	To engage in any manipulative practice with respect to a client account, including any Investment Company.

This Code is based upon the principle that the Employees have a duty to place the interests of clients first, and to avoid abuses of their trust. This Code imposes restrictions on personal investing and on other business activities to help ensure that our professional and personal conduct preserves Cambiar’s reputation for high standards of ethics and integrity. The Code also contains provisions reasonably necessary to prevent persons from engaging in acts in violation of the provisions listed above.

The Compliance department shall notify each Employee that he or she is subject to this Code of Ethics and the reporting requirements contained herein, and shall deliver a copy of this Code of Ethics to each such person upon employment, upon any amendment of this Code, annually, and upon request. Employees must acknowledge receipt of the Code and any amendments.

I.	GUIDING PRINCIPLES & STANDARDS OF CONDUCT

Employees will seek to act in an ethical manner and with integrity when dealing with current or prospective clients, the public, third-party service providers and fellow Employees. Cambiar believes that the following set of principles help frame the professional and ethical conduct that it expects from Employees:

•	Treat clients with care;
•	Place the interests of clients above those of Cambiar and avoid abuses of client trust;
•	Treat clients equitably and seek to avoid favoring one client over another;
•	Adhere to the fundamental standard that you should not take inappropriate advantage of your position;
•	Identify, disclose, and seek to minimize material conflicts of interest;
•	Comply with the Federal Securities Laws and other laws, including by avoiding material misstatements or failures to state material facts; and
•	Develop and maintain relationships with clients, service providers, and others based on the quality of the services that the Firm provides and receives, and not based on extraneous factors such as the giving or receipt of gifts and entertainment.

In addition to the standards set forth above, Cambiar also believes that its services should be imbued with other qualities that encourage fair treatment and orderly markets. The integrity of the services provided by the Firm to its clients is bolstered by:

•	Practicing and encouraging others to practice in a professional and ethical manner that reflects favorably on Cambiar and the investment management profession;
•	Promoting the integrity of, and upholding the rules governing, capital markets;
•	Using reasonable care and exercising independent, professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities;
•	Maintaining and improving the professional competence of Cambiar employees; and
•	Avoiding doing business with market participants that act in a manner patently inconsistent with these values.

Employees must promptly report known or suspected violations of this Code to the Chief Compliance Officer (“CCO”), or to another member of the Compliance department, who shall relay any information to the CCO. The CCO shall report any material violations of this Code to the Firm’s senior management. Cambiar will also report any material violations relating to an Investment Company to the Board of Trustees of that Investment Company.

No written code of ethics can anticipate all of the issues that may arise in either operating an advisory firm or in the relationship between an investment adviser and its clients. This Code cannot answer all the questions potentially raised in the context of varying types of business relationships. The provisions of this Code are not all-inclusive, and are intended to serve as a guide for Employees in their conduct. In those situations where an Employee may be uncertain as to the intent or purpose of a provision of the Code, she or he should consult the Compliance department before acting. As a reminder, whenever in doubt, client interests come first!

RISKS

In developing these policies and procedures, Cambiar considered certain material risks associated with administering this Code. This analysis includes risks such as:

•	Personal trading of employees that does not comply with Rule 204A-1 under the Advisers Act and Rule 17j-1 under the 1940 Act.
•	Employees trading ahead of clients.
•	Employees serving as directors and/or trustees of outside organizations without considering potential conflicts.
•	Employees engage in excessive personal trading (as determined by the CCO) that has the potential to detract from their ability to perform services for clients.

•	Employees fail to make required reporting to Cambiar to allow for sufficient oversight of compliance with this Code.

II.	POLICIES AND PROCEDURES

A.	PERSONAL TRADING

Employee trades should be executed in a manner consistent with our fiduciary obligations to our clients: all personal trading should avoid actual improprieties and should also seek to avoid the appearance of impropriety. Employee trades should not conflict with the execution of orders placed for Clients, nor should personal trading activity be so excessive as to conflict with the Employee’s ability to fulfill his or her professional responsibilities.

Accounts Covered by the Policies and Procedures

Cambiar’s Personal Trading policies and procedures apply to any account holding any Security over which an employee has a Beneficial Interest, which typically includes accounts held by immediate family members sharing the same household. Immediate family members include spouses, children, step-children, grandchildren, parents, step-parents, grandparents, domestic partners, siblings, parents-in-law, and children- in-law, as well as adoptive relationships. Children, step-children and similar relations living away from home on a temporary basis, e.g., away at college, are deemed to the living in the same household with the Employee for purposes of this Code.1

Managed Accounts. Accounts over which the Employee has no direct or indirect influence or control, such as an account managed by another investment adviser on a discretionary basis, must be reported. Compliance staff may ask for supporting documentation, such as, for example, a copy of the discretionary account management agreement, and/or a written certification from the employee or the investment manager, in determining whether the employee has discretion. Compliance may request statements and certifications related to Managed Accounts on a periodic basis. However, holdings and transactions in such accounts are generally exempt from the reporting requirements, as described further below.

NOTE: ALL accounts including managed accounts that hold securities must be reported, including accounts of immediate family members. If you have any questions about whether an account needs to be reported, please consult the Compliance department.

Potential Investments for Cambiar Clients

The Watch List. The Watch List plays a critical role in ensuring that Cambiar adheres to its fiduciary duties and places client interests first. The Watch List helps ensure that securities being purchased or earnestly considered for purchase for clients are “off limits” for personal investment, and that employee energies are directed at evaluating securities for clients, not themselves. As a general matter, any security that an investment team member analyses for accounts containing client assets must be fully evaluated and considered for clients BEFORE it may be purchased for a personal account. Securities should not be purchased for a personal account when it is known that an analyst is researching the stock as a potential

[1]	There may be instances in which an Employee can exclude reporting of certain accounts that are held and managed by immediate family members sharing the same household if the Employee can demonstrate that she/he does not have any direct or indirect influence or Control over the accounts and the family members. Please consult with the Compliance department to determine the trading and reporting requirements for such accounts.

investment for Cambiar clients. Further, securities should not be purchased for a personal account and shortly thereafter be added to the Watch List.

Securities should be added to the Watch List whenever: (1) material amounts of research are being/have been conducted on an issuer within a contemporaneous time period; (2) an analyst contemplates making or does make a formal presentation to the investment team about an issuer; or (3) the issuer is the subject of multiple discussions among investment team members. The Watch List should be over inclusive, and when in doubt, the security should be added until it is conclusively determined that it will not be purchased for clients. Investment team members should add a security to the Watch List if it meets any of the above-listed criteria, even if it falls into a generalized category that could potentially delay, hinder, or disqualify a security for client investment, e.g., it is considered by some to be a “growth stock”, or the market cap is too small. The ultimate responsibility for monitoring the Watch List lies with the portfolio managers for each Cambiar strategy.

As a practical matter, the maintenance of the Watch List is important for other reasons. For example, it allows Operations staff the necessary time to establish the security in the portfolio accounting system to ensure that key data is up-to-date, and to review the impact to any existing client restrictions. If the new security is involved in an industry that is restricted by a client(s) or is on a specific client’s restricted list, Operations will update the rule(s) in the portfolio compliance software to prevent the relevant clients from purchasing the security.

Reportable Securities

Reportable Securities include all common stocks (including derivatives related to common stocks), ETFs, including ETFs advised (or sub-advised) by Cambiar, closed-end funds, REITs, bonds, Private Investments/Limited Offerings, derivatives, and any other Security, but do not include:

➢	Direct obligations of the Government of the United States;

➢	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

➢	Shares issued by money market funds;

➢	Shares issued by open-end investment companies registered in the U.S., other than mutual funds advised or sub-advised by Cambiar;

➢	Interests in 529 college savings plans; and

➢	Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or sub-advised by Cambiar.

Mutual Funds: Mutual funds and ETFs advised or sub-advised by Cambiar are Reportable Securities. To simplify monitoring and limit potential conflicts, however, Employees are prohibited from investing in or owning mutual funds or ETFs sub-advised by Cambiar.2 Please contact Compliance if you require a list of sub-advised Investment Companies.

Commodities: Direct investments in commodities (such as gold bullion), foreign currency or

[2]	Employees who begin work at Cambiar must sell any existing holdings of any Investment Companies sub-advised by Cambiar in any account for which they hold a Beneficial Interest.

cryptocurrency are not Reportable Securities. However, investments through derivatives and other instruments are reportable, including initial coin offerings (of cryptocurrencies). Please contact Compliance if you invest in these instruments (other than directly) to determine what reporting requirements apply.

Shorting: Employees are not permitted to short securities that are presently held by Cambiar’s clients or on Cambiar’s Watch List. Employees also may not short ETFs advised by Cambiar.

NOTE: Reportable Securities include all common stocks, ADRs, ETFs, REITs, closed-end funds, mutual funds advised by Cambiar, corporate and municipal bonds, convertible securities, preferred stock, unit investment trusts, warrants, rights, initial coin offerings (of cryptocurrencies), limited/private offerings and most derivatives (regardless of what the underlying security is). While reportable, certain securities do not require preclearance, as described below.

Preclearance Procedures

Except as specifically noted below, Employees must obtain preclearance before purchasing or selling (or shorting/covering) Reportable Securities, including single stock ETFs and private placements. This preclearance requirement applies to accounts for which the Employee is deemed to have a Beneficial Interest, e.g., the account of a spouse. Preclearance may be obtained by submitting an electronic trade request through the personal trading software program (“compliance software”), or by contacting the Compliance department. If the trade request is submitted electronically, the software system will either: (1) approve or deny the trade or (2) indicate that the request requires manual review. When a manual review is required, the Firm’s Compliance team will review the request and consult with others, such as the Head Trader, if needed. You must receive explicit approval, either from the compliance software program or from a member of the Compliance staff, before you may trade.

If a preclearance request is approved, that approval is valid only for the day on which it is obtained and expires at the close of trading on that date. For example, preclearance received Friday at 1:00 p.m. would expire in one hour at the close of trading that same day. If the approved trade is not fully executed before the close of the trading day, the Employee must resubmit a preclearance request to obtain approval for the remainder of that trade (unless the Compliance department has approved an extension or the investment relates to certain Private Investments/Limited Offerings). Employees may trade no more shares or principal amount (but can execute less) than that for which they have received approval.3 In addition, if an Employee becomes aware of any material information with respect to a personal transaction that was previously approved, but not yet executed, the Employee must disclose such information to appropriate Compliance staff prior to executing the approved transaction. For example, if, after your personal trade order request has been approved, but before your trade order is placed, an employee learns that imminent trading for clients in the security for which preclearance was obtained is about to occur, the employee should not proceed with her or his personal trade without first consulting the Compliance department.

The preclearance request will be reviewed for the following activities, which are prohibited by the Firm:

1.	Transactions in securities on Cambiar’s Watch List. The Watch List includes securities that Cambiar is actively evaluating for purchase in client accounts, as described in detail above. The Watch List and any updates are periodically distributed to Employees and are input into compliance software. Requests for preclearance for securities on the Watch List will be rejected.

[3]	To facilitate certain trading conditions, the Compliance department generally will not consider trades to be Code violations solely because they are slightly over the requested preclearance amount (either in terms of the number of equity shares or the dollar value of principal) absent circumstances where personal trading appears to be inconsistent with the principles outlined in this Code.

2.	If the security is not on the Watch List, but you have knowledge that the security is a serious purchase candidate for Cambiar client accounts, you may not purchase the security for your personal account.

3.	The acquisition of any securities in an initial public offering (“IPO”).

4.	Profit in the purchase and sale, or sale and purchase, of the same (or equivalent) securities within thirty (30) calendar days.

5.	Purchases or sales of a security held in a client Portfolio over prescribed limits. Trading in securities held in Cambiar client accounts are limited to:

•	for securities of issuers with a market capitalization less than $10 billion, trades on any one day of up to $10,000 are permitted, and
•	for securities of issuers with a market capitalization greater than $10 billion, trades on any one day of up to $20,000 are permitted.

This trading is subject to the following restrictions: (1) there has been no client trading activity in the security within a three (3) business day window prior to or following the employee trade, and (2) the employee has no advance knowledge of a client transaction in that security.

Trades in client securities are only permitted if, at the time of preclearance, there have been no client Portfolio transactions three (3) business days before the proposed Employee trade, regardless of the size or direction of the client trade(s), or the number of client accounts involved.4 In the event that a trade in a client security is approved and client trading occurs within three (3) business days after the Employee’s trade, the trade will be reviewed, but will not necessarily be considered a violation of this policy provided that the employee had no advance knowledge of the client transaction.

No exemptions are available for daily trades in client securities in amounts greater than stated above (unless as approved by the Compliance department), and these and other trades in Reportable Securities must be precleared and properly reported, as required under this Code.

Excessive consecutive days of trading in client securities may cause trades to be rejected, at the discretion of the Compliance department.

If personal trading appears to be inconsistent with the principles outlined in this Code, Cambiar may ask the Employee to cancel transactions (if possible) or take other action depending on the circumstances. Cambiar may make exceptions to the Preclearance requirements, including waiving compliance in certain circumstances, if no significant conflicts are identified.

NOTE: If you invest in a security that is owned in client portfolios, or is subsequently purchased for client portfolios, the Code may prohibit you from selling that security for an extended period of time.

[4]	Client trading encompasses: (1) trading that is conducted by Cambiar on its Moxy order management system or successor system. Trades conducted by Cambiar clients, e.g., on single contract wrap account platforms, even if based upon trade signals or recommendations from Cambiar, are not considered for the three (3) calendar day restricted period; and (2) either buying or selling for client accounts, i.e., trading in the client account need not be directionally consistent with the proposed Employee trade.

•	Purchases and sales of the Cambiar ETFs. Preclearance is required for purchases and sales of ETFs advised by Cambiar (“Cambiar ETFs”). In addition, Employees must report transactions and holdings in the Cambiar ETFs, and the Cambiar ETFs are subject to a 30 day holding period. Trading in the Cambiar ETFs is not permitted if the Employee is aware of any potentially material, non-public information involving the Cambiar ETFs, e.g., material movements of securities into or out of the ETF via the creation or redemption process, or non-public information that ETF shares are trading at a material premium or discount to current NAV. Cambiar discourages excessive trading in the Cambiar ETFs (or any other Securities) and the Compliance department reserves the right to limit trading in the Cambiar ETFs if excessive trading is detected.

Certain transactions in Reportable Securities do not require preclearance. Reportable Securities specifically exempted from the preclearance process include:

•	Purchases and sales of the Cambiar Mutual Funds (the “Cambiar Funds”). Preclearance is not required for purchases and sales of the Cambiar Funds. However, Employees must report transactions and holdings in the Cambiar Funds, and the Cambiar Funds are subject to a 30 day holding period (note: redemption fees may apply for even longer periods). Please be advised that trading in the Cambiar Funds is not permitted if the Employee is aware of any potentially material, non-public information involving the Cambiar Funds. Cambiar discourages excessive trading in the Cambiar Funds (or any other Securities) and Employees are subject to the Cambiar Funds’ policies on excessive and short-term trading, as detailed in the Funds’ prospectus. In addition, the Compliance department reserves the right to limit trading in the Cambiar Funds if excessive trading is detected.

•	Exchange Traded Funds (ETFs) not advised by Cambiar/Closed-end Funds. Trades in broad- based ETFs[5] and closed-end funds (including related derivatives) are not required to be precleared, but must be reported. Trades in the shares of ETFs sponsored or advised by Cambiar ARE subject to preclearance.[6] Compliance will monitor Employee trading activity in these securities and instruments periodically in seeking to monitor for potential conflicts of interest. ETFs and Closed-end funds are subject to a 30 day holding period. The Compliance department reserves the right to limit trading by an Employee in these securities if it identifies excessive trading or other conflicts.

•	Municipal Bonds. Trades in municipal bonds are not required to be precleared, but must be reported. Compliance will monitor Employee trading activity in these securities periodically in seeking to monitor for potential conflicts of interest. Municipal bonds are subject to a 30 day holding period. The Compliance department reserves the right to limit trading by an Employee in these securities if it identifies excessive trading or other conflicts.

Other limited exemptions from preclearance requirements:

•	No Influence or Control. Preclearance is not required for investments that are a result of transactions that the Employee generally does not control (e.g., a corporate action); and

•	Automatic Investment Plans or Similar Plans. Preclearance is not required for investments that are a result of a dividend reinvestment plan or an employment arrangement (for a spouse or dependent, for example) under which the employer or an affiliate issues the securities (e.g., an employee stock option plan), or similar plan. The Employee should notify the Compliance department of the existence of this arrangement prior to relying on this exemption.

[5]	Broad-based ETFs generally track a market index or hold a basket of multiple securities; single stock ETFs or other similar products are not considered broad-based ETFs and are not exempt from preclearance.
[6]	Preclearance requests for purchases and sales of shares of Cambiar-advised ETFs will be rejected if material trading in the ETF portfolio is taking place or is expected to take place.

If you have any questions on whether a potential investment should be precleared, please contact the Compliance department.

Private Investments/Limited Offerings are Reportable Securities and Employees must seek preclearance and obtain approval prior to making an investment. In addition, any Employee who holds a Private Investment/Limited Offering must report any instance in which the Employee becomes aware that Cambiar is considering an investment in that or a related issuer (for example, a private company that later goes public and Cambiar is considering an investment in the IPO, or that company is expected to be purchased by an issuer held in a Cambiar Portfolio or on the Watch List). Any such instance will be required to be reviewed by Compliance personnel.

Note: Generally, (1) personal or affiliated trading accounts of Cambiar employees, and (2) Cambiar proprietary investment accounts managed by Cambiar on a fully discretionary basis, are treated in the same manner as unaffiliated client accounts investing in the same securities (i.e., trades for the Cambiar proprietary account and the personal/affiliated account are executed together at the same time and at the same price, and should be aggregated with other client accounts, when applicable). Although, such accounts are not subject to the preclearance procedures discussed above (except if the purchase involves an IPO or Private Investment/Limited Offering), the investment process, e.g., research/analysis, Watch List inclusion, etc., should be identical to the processes applied for investing client assets.

Reporting

Under the law, Cambiar is required to collect information regarding the personal trading activities and holdings of Employees. Employees must submit certain information when beginning employment with Cambiar, and must also submit quarterly certifications regarding Reportable Securities transactions and newly-opened accounts, as well as annual certifications regarding holdings and accounts. For reporting and monitoring purposes, upon request Employees must provide periodic statements, or authorization to receive statements/confirmations, for relevant accounts either in paper or electronic form.

Reports submitted pursuant to this Code of Ethics shall be kept confidential and distribution will be limited to compliance and staff, officers of the Firm, counsel, third-party compliance consultants, compliance software staff and/or regulatory authorities upon appropriate request or to assist with the implementation or monitoring of the policy or to facilitate regulatory expectations, as well as other third parties, as necessary, with the approval of the CCO.

Initial and Annual Holdings Reports and Certifications

No later than 10 days after becoming a Cambiar Employee, the Employee must disclose the existence of any account in which the Employee has a Beneficial Interest and that holds any Security (including securities excluded from the definition of a Reportable Security). In addition, the Employee must report holdings in all Reportable Securities, including the title and type of the security, the number of shares and principal amount of each holding, among other information. Initial disclosures must be current as of a date no more than 45 days prior to the date of employment.

Thereafter, Employees must annually disclose the existence of all accounts in which the Employee has a Beneficial Interest and that holds any Security (including securities excluded from the definition of a Reportable Security), as well as all holdings in Reportable Securities no later than February 14 of each year. Annual disclosures must be current as of December 31st of the previous year.

The initial and the annual disclosures shall be made through compliance software. Any Reportable Securities maintained outside of a brokerage account (e.g., Limited Offerings) that cannot be reported through compliance software must be reported to the Compliance department directly.

Employees that do not have any holdings and/or accounts to disclose must so indicate on their certifications, within the specified time frame.

Quarterly Transaction Reports and Certifications

Each quarter, Employees must certify to all Reportable Securities transactions in accounts in which they have a direct or an indirect Beneficial Interest. Such reports shall include the name of the security, the date of the transaction, the number of shares, the price or principal amount of the transaction, the direction of the trade (buy or sell), the name of the broker, among other information. Employees must also certify to any accounts opened during the quarter. Certifications regarding Reportable Securities transactions and newly-opened accounts must be submitted within 30 days of the end of each calendar quarter.

Quarterly certifications shall be made through compliance software. Any transactions effected outside of brokerage accounts (e.g., Limited Offering) must also be reported through the compliance software or to the Compliance department directly within 30 days of the end of each calendar quarter.

Note: As noted above, generally, Employees who hold personal trading accounts that are managed by Cambiar, as well as Cambiar proprietary investment accounts managed by Cambiar on a fully discretionary basis are treated in the same manner as unaffiliated client accounts investing in the same securities. Cambiar maintains records of all transactions in such accounts within its internal systems. Thus, transactions in such accounts are not subject to the reporting requirement procedures discussed above.

Exceptions from Quarterly Transaction Reports and Certification Requirements

There are limited exceptions from the reporting requirements. Employees are not required to submit:

➢	Quarterly reports and certifications for any transactions effected pursuant to an Automatic Investment Plan; or

➢	Any transaction reports and certifications with respect to Reportable Securities held in accounts over which the Employee had no direct or indirect influence or control, such as an account managed by another investment adviser on a discretionary basis (“Managed Accounts”).[7]

Any automatic investment plans or Managed Accounts that may be eligible for either of these exceptions must be brought to the attention of the Compliance department who will, on a case-by-case basis, determine whether the plan or account qualifies for the exception. In making this determination, Compliance staff may ask for supporting documentation, such as, for example, a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement, and/or a written certification from an unaffiliated investment adviser. Compliance may also request related statements and certifications on a periodic basis.

Personal Trading and Holdings Reviews

Compliance staff reviews reports and certifications submitted pursuant to the Personal Trading policies and

[7]	This exception for Managed Accounts for which the Employee has no direct or indirect influence or control is narrow. In order to qualify, not only must another person or entity have discretionary investment management authority over the account, the Employee may not suggest, direct, or even consult with the manager regarding investments in the account. Employees may meet with or discuss their account with the manager, provided that the manager does no more than summarize, describe or explain account activity to the Employee. Under no circumstances may current or future (specific) equities investments be discussed. The Compliance department may take measures to determine whether the Employee has influence or control over the account including, but not limited to, seeking information about the relationship between the manager and the employee, seeking periodic certifications, and requesting account holdings and transactions reports.

procedures for potentially violative behavior and other information. Compliance staff will document any review of the reports and certifications received, and will address and notate a description of any issues identified, as applicable. Any personal trading that appears questionable may result in further inquiry by the CCO, and if such conduct is deemed to be a material or other violation of this Code, such conduct may be remediated by the Compliance Department and/or may result in sanctions, up to and including, dismissal.

Initial and Annual Certification of Compliance with Code of Ethics

Employees certify their understanding of the Code of Ethics when completing their initial reports through the compliance software. In addition to disclosing holdings, every Employee shall also certify annually that:

➢	They have read and understand the Code of Ethics and recognize that they are subject thereto.

➢	They have complied with the requirements of the Code of Ethics including reporting relevant accounts and any transactions in Reportable Securities in which the Employee has a Beneficial Interest.

➢	They have not disclosed pending “buy” or “sell” orders for a mutual fund, ETF, or client Portfolio to anyone outside of Cambiar, except where consistent with other policies and procedures.

➢	They have no knowledge of the existence of any undisclosed, material, personal conflict of interest relationship, which may involve any Investment Company advised or sub-advised by Cambiar or client Portfolio, such as any economic relationship between their transactions and securities held or to be acquired.

Employees must also certify to the receipt of any amendments to the Code of Ethics, as applicable.

Cambiar Employees are also asked to complete a questionnaire upon hire and annually thereafter regarding potential conflicts of interest, disciplinary actions, and other compliance matters in an effort to ensure appropriate disclosures are obtained and the firm complies with applicable rules and regulations, and internal policies and procedures, including this Code of Ethics.

Certifications to the Cambiar Funds, Cambiar ETFs, and Cambiar sub-advised mutual funds

Generally on at least an annual basis, Cambiar shall provide a certification that addresses some or all of the following items to the CCO of the Cambiar Funds and Cambiar ETFs:

a)	The Compliance department has collected all documentation required by this Code of Ethics, and Rule 17j-1 and is retaining such documentation on behalf of the Investment Company;

b)	The identification of any material violations of Cambiar’s Code of Ethics, as applicable;

c)	Cambiar has adopted procedures reasonably necessary to prevent Employees from violating the Firm’s Code of Ethics and appointed appropriate management or compliance personnel to review transactions and certifications filed by Employees under the Code of Ethics; and

d)	Any material changes in the existing restrictions or procedures of the Code of Ethics have been reported within six months after the adoption of the material change.

Similar certifications may also be provided to Cambiar sub-advised Investment Companies , upon request. Upon request, Cambiar shall also provide a list of employees who are subject to Cambiar’s Code of Ethics and the individuals responsible for preclearing and reviewing personal securities transactions, among other information. Due to the sensitive nature of these materials, information will be limited and shall only be released to a third-party with the approval of the CCO.

Excessive Trading

The Firm understands that Employees may wish to participate in the public securities markets as part of their overall personal investment programs. As in other areas, however, this participation should be effected in a way that seeks to avoid potential conflicts with client interests. Further, it is important to recognize that otherwise appropriate trading, if excessive (measured in terms of frequency, complexity of trading programs, numbers of trades or other metrics as determined by the CCO or senior management), may give the appearance that personal investing, rather than researching and investing for clients, is a priority for Cambiar employees, or are distracting the Employee from his/her job-related responsibilities or raise other issues. Accordingly, if personal trading in any Security or otherwise rises to such a level, or takes on such a dimension as to create an environment that the CCO deems to be excessive, future personal transactions may not be approved or may be limited.

Conflicts of Interest

Employees shall notify the Compliance department of any personal conflict of interest relationship which may involve a client Portfolio or any entities for whom Cambiar provides or receives services, such as the existence of any economic relationship between their transactions and securities held or to be acquired by a client Portfolio. Assessments of such relationships, including with respect to materiality, shall be made by the Compliance department. The Compliance staff shall notify the CCO of the Cambiar Investment Companies or a Cambiar sub-advised Investment Company of any material conflict of interest relationship which may involve the entity.

Reporting Violations

Employees shall report violations or suspected violations of this Code of Ethics promptly to the CCO, or to another member of the Compliance department, who shall then report to the CCO. Reports of violations may be submitted anonymously and will be treated confidentially to the extent permitted by law and will be investigated promptly and appropriately. Any retaliation against an individual who reports a violation or suspected violation of this Code of Ethics or other Cambiar compliance policy in good faith is prohibited and such retaliation constitutes a violation of this Code of Ethics, as well as Cambiar’s terms of employment.

The CCO or other Compliance staff shall promptly report to senior management any material violations of this Code of Ethics. In addition, the CCO or Compliance staff will report any material issues arising under the Code to the Board of Trustees of any Investment Company for which Cambiar provides services. The Compliance staff will assess the materiality of any suspected violation of this Code. Compliance staff may document incidents deemed to be non-material in its files without further reporting.

Sanctions

Upon determination that an Employee has violated the Code, the CCO and/or senior management of the Firm may impose such sanctions as they deem appropriate, including, among other penalties, disgorgement of profits, personal trading bans, a letter of censure, a monetary fine, suspension, or termination of employment.

B.	INSIDER TRADING POLICY

Cambiar maintains Insider Trading Policies and Procedures (“Insider Trading Policy”) designed to prevent the misuse of material, non-public information. Cambiar’s Insider Trading Policy seeks to ensure that

Cambiar personnel act consistently with fiduciary and legal duties owed to clients and that those personnel do not personally profit from material, non-public information. Under the Insider Trading Policy, Cambiar Employees are not permitted to trade personally, or on behalf of Cambiar clients, when they may be in receipt of potentially material, non-public information. The policy also seeks to prohibit the improper dissemination of Cambiar’s proprietary information. Please refer to the Insider Trading Policy for details.

C.	GIFTS AND ENTERTAINMENT

It is Cambiar’s intent to develop and maintain relationships with clients, service providers, and others that are based on the quality of the services that Cambiar provides and receives, and not on extraneous factors such as the giving or receipt of entertainment and gifts. Cambiar has developed a separate Gifts and Entertainment Policy (“G&E Policy”) that is designed to help ensure that Cambiar employees act consistently with this philosophy and that the Firm complies with applicable regulatory and firm-wide requirements. Please refer to the G&E Policy for details.

D.	POLITICAL CONTRIBUTIONS

Rules under the Advisers Act and Firm policy prohibit Cambiar and its employees from making certain direct or indirect political contributions to state or local candidates or officials. This restriction includes certain incumbent officials holding state or local office, candidates running for such office, or candidates for federal positions who currently hold state or local offices. Contributions to state or local political parties or political action committees are also restricted. Please refer to the Political Contributions and Activities Policies and Procedures for details.

E.	OUTSIDE BUSINESS ACTIVITIES

Under certain circumstances, Employees may request to be permitted to serve as directors, trustees or officers of outside organizations by submitting requests in advance through the compliance software or discussing the opportunity with the Compliance department. These organizations can include public or private corporations, partnerships, charitable foundations and other not-for-profit institutions. In assessing the Employee’s prospective opportunity, Cambiar will seek to determine if it is in clients’ interests that the Employee participate, or, in the alternative, whether client interests are unaffected. Employees may receive compensation for such activities.

One example in which such service might be beneficial to clients could involve a company held in clients’ Portfolios undergoing a reorganization that may affect the value of the company’s outstanding securities and the future direction of the company. However, service with organizations outside of Cambiar can raise regulatory issues and concerns, including conflicts of interest and access to material, non-public information. In such instances, Cambiar may erect an information barrier or take other actions to ensure that Cambiar does not violate Federal Securities Laws or other regulations.

In addition, if an Employee or family member acts as a director or officer, or in another similar capacity, or has a material financial position in an organization that Cambiar may have a material business relationship with or that may seek a relationship with in the future, the Employee should alert the Compliance department. The Compliance department will consider any action to be taken as a result of this type of relationship.

Employees are prohibited from engaging in outside activities as described in this section without the prior approval of the Compliance Department. Approval will be granted on a case-by-case basis, and may be subject to appropriate resolution of potential conflicts of interest.

F.	LOANS

No Employee may borrow from or become indebted to, any person, business or company having business dealings or a material relationship with Cambiar, including a client, except with respect to customary personal loans (e.g., home mortgage loans, automobile loans, lines of credit, etc., obtained in the ordinary course of business and on the same terms as would be offered to other customers), unless the arrangement is disclosed in writing and receives prior approval from the CCO.

G.	GOVERNMENT AND INDUSTRY REGULATORS

Cambiar forbids cash or similar payments by its Employees or any agent or other intermediary of Cambiar to any government official, self-regulatory official or similar person or entity, within the United States, for the purpose of influencing favorable treatment or consideration for any legal, regulatory, or similar application matter. This policy covers all types of payments, even to minor government officials and industry regulators, regardless of whether the payment would be considered legal under the circumstances. Please also refer to Cambiar’s G&E Policy, which prohibits such activities with respect to clients and foreign government officials.

H.	EMPLOYEE ASSISTANCE

Employees are required to cooperate fully with management in connection with any internal or external examinations or investigations, as requested by the General Counsel or the CCO. Employees are expected to fully cooperate and assist management in processing or responding to any matters, claims, actions, arbitrations, litigation, subpoenas, investigations or inquiries brought by or against Cambiar, or in which Cambiar has obligations, including with respect to assisting in identifying and resolving any operational errors. Employees are expected to provide Cambiar with assistance, including, but not limited to, meeting or consulting with Cambiar and its representatives, reviewing documents, researching issues, analyzing facts and appearing or testifying as witnesses or interviewees or otherwise.

I.	PROTECTION OF CAMBIAR’S NAME

Employees should at all times be aware that Cambiar’s name, reputation and credibility are valuable assets and must be safeguarded from any potential misuse. Care should be exercised to avoid the unauthorized use of Cambiar’s name in any manner that could be misinterpreted to indicate a relationship between Cambiar and any other entity or activity. Further discussion of the use of Cambiar’s name, including use in connection with social media, can be found in the Employee Handbook.

J.	EMPLOYEE INVOLVEMENT IN LITIGATION OR PROCEEDINGS

Employees must advise the CCO immediately if they become involved in material litigation or an administrative investigation or proceeding of any kind, or are subject to any material judgment, order or arrest (excluding misdemeanor traffic offenses).

K.	RECORDKEEPING

Cambiar shall maintain records in the manner and to the extent set forth below, which records shall be available for appropriate examination by regulatory authorities or Cambiar’s senior management.

➢	A copy of this Code of Ethics and any other code which is, or at any time within the past six years has been, in effect shall be maintained in an easily accessible place;

➢	A record of any violation of this Code of Ethics and of any action taken as a result of such violation shall be maintained in an easily accessible place for a period of not less than five years following the end of the fiscal year in which the violation occurs;

➢	A copy of each Employee’s written acknowledgements (initial, annual or periodic certifications acknowledging receipt of the Code and any amendments) for six years maintained in an easily accessible place.

➢	A copy of each report required to be submitted by each Employee pursuant to this Code, including any information provided in lieu of reports, maintained for at least five years after the end of the fiscal year in which the report is made or the information is provided, the first two years in an easily accessible place;

➢	A list of all Employees who are, or within the past six years have been, required to make reports pursuant to this Code of Ethics, shall be maintained in an easily accessible place;

➢	A list of all persons who are or were responsible for reviewing reports of Employees during the past six years shall be maintained in an easily accessible place;

➢	A copy of any record (and the reasons supporting the decision) approving the acquisition of any Private Investment/Limited Offering or IPO for any Employees shall be maintained for at least five years after the end of the fiscal year in which the approval is granted, the first two years in an easily accessible place; and

➢	A copy of each report provided to the Trustees of the Cambiar Investment Companies shall be maintained by Cambiar for at least five years after the end of the fiscal year in which the record is made, the first two years in an easily accessible place.

Many of the required books and records listed will be maintained through the compliance software system.

a)	DISCLOSURE

Cambiar shall describe its Code of Ethics in Form ADV Part 2A and, upon request, furnish clients with a copy of the Code of Ethics. As a general matter, Cambiar seeks to avoid disclosure of information relating to specific violations of the Code. The CCO may, in her or his sole discretion, determine whether and/or how to disclose such data in the appropriate situations.

b)	RESPONSIBILITY

The Compliance department will be responsible for administering the Code of Ethics. All questions regarding this Code should be directed to Compliance staff. All Employees must meet the obligations outlined herein, including acknowledging their receipt and understanding of the Code of Ethics upon commencement of their employment and at least annually thereafter.

At least annually the CCO, with assistance from the Compliance department, will review the effectiveness of the Code, determine whether it has been implemented effectively, and whether it should be amended or updated. Any amendments to this Code require the written approval of the CCO.

Approved by:	Christine Simon

Title:	Chief Compliance Officer

Effective Date:	April 1, 2016

Approved by:	Christine Simon

Title:	Chief Compliance Officer

Effective Date:	December 4, 2020

Approved by:	Erin Laffrenzen

Title:	Chief Compliance Officer

Effective Date:	January 15, 2023

DEFINITIONS

•	Access Person – means any Supervised Person of Cambiar who has access to non-public information regarding any client’s purchase or sale of securities, or has non-public information regarding the portfolio holdings of any Investment Company advised or sub-advised by Cambiar; any person who is involved in making securities recommendations to clients, or who has access to non-public securities recommendations. All of Cambiar’s officers, partners, directors and employees are presumed to be Access Persons. Although Access Persons and Supervised Persons have slightly different meanings, this Code makes no distinction between Access Persons and Supervised Persons, based on the size and structure of the Firm. For the Codes purposes, all Access Persons are Supervised Persons, and vice versa.

•	Advisers Act – The Investment Advisers Act of 1940, as amended.

•	Affiliated Person - (a) any person directly or indirectly owning, controlling, or holding with power to vote, five (5%) percent or more of the outstanding voting securities of such other person; (b) any person five (5%) percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (c) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (d) any officer, director, partner, copartner, or employee of such other person; (e) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (f) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

•	Automatic Investment Plan – A program in which regular, periodic trades are made automatically in accordance with a predetermined schedule and allocation. Dividend reinvestment plans generally qualify as Automatic Investment Plans.

•	Beneficial Interest – Shall be interpreted in the same manner as it would be in determining whether a person is the beneficial owner of a security for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder, that, generally speaking, encompasses those situations where the beneficial owner has the right to enjoy a direct or indirect economic benefit from the ownership of the security. A person is normally regarded as the beneficial owner of securities held in: (i) his or her name or the name of his or her spouse, domestic partner, minor children, or other relatives living in his or her household; (ii) a trust, estate or other account in which he/she has a present or future interest in the income, principal or right to obtain title to the securities; or (iii) the name of another person or entity by reason of any contract, understanding, relationship, agreement or other arrangement whereby he or she obtains substantially equivalent to those of ownership.

•	Chief Compliance Officer (“CCO”) – The officer selected by Cambiar to serve as the Firm’s Chief Compliance Officer.

•	Control - the power to exercise a controlling influence over the management of an account.

•	Employees – Cambiar’s officers, principals, partners and employees.
•	Exchange Act – The Securities Exchange Act of 1934.

•	Federal Securities Laws – The Federal Securities Laws include the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act of 1940, the Investment Advisers Act of 1940, Title V of the Gramm-Leach-Bliley Act, any rules adopted by the SEC under any of these statutes, the Bank Secrecy Act as it applies to investment companies and investment advisers, and any rules adopted thereunder by the SEC or the Department of the Treasury.

•	Insider Trading – Trading personally or on behalf of others when in possession of material, non- public information, or improperly communicating material, non-public information to others.

•	IPO – An initial public offering. An IPO is an offering of Securities registered under the Securities Act where the issuer, immediately before the registration, was not subject to the reporting requirements of sections 13 or 15(d) of the Exchange Act.

•	Limited Offering - An offering that is exempt from registration under the Securities Act pursuant to Section 4(2) or Section 4(5) or Rules 504, 505, or 506 under the Securities Act. Limited offerings are commonly referred to as private placements or private investments.

•	Portfolio - Any account, trust or other investment vehicle over which the Firm has investment management discretion.

•	Private Investments/Limited Offerings - includes interests in initial public offerings, private companies, hedge funds, limited partnerships, limited liability companies, private equity funds, venture capital funds, other unregistered operating companies or unregistered investment companies that invest in securities, real estate or other assets.

•	Security – means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option or privilege on any security or on any group or index of securities or any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the above. Any questions about whether an instrument is a Security for purposes of the Federal Securities Laws should be directed to Compliance staff.

•	Security Held or to be Acquired - (i) any Security which, within the most recent 15 days, is or has been held by an Investment Company or client portfolio, or is being or has been considered for purchase by an Investment Company or client portfolio, or (ii) any option to purchase or sell and any security convertible into or exchangeable for a Security.

•	Securities Act – The Securities Act of 1933.

•	Supervised Person – means any partner, officer, director (or other person occupying a similar status or performing similar functions) or employee of Cambiar, or any other person who provides investment advice on behalf of Cambiar and are subject to Cambiar’s supervision and control.

•	Watch List - includes securities that Cambiar is actively evaluating for purchase in client accounts. The Watch List and any updates are periodically distributed to Employees and are input into compliance software.